VIA EDGAR

April 4, 2017

Ivan Griswold

Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Okta, Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-216654

Dear Mr. Griswold:

Pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Securities Act”), we wish to advise that between March 27, 2017 and the date hereof, approximately 2,123 copies of the Preliminary Prospectus of Okta, Inc. (the “Registrant”) dated March 27, 2017, were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement be accelerated to 4:00 p.m. Eastern Time on April 6, 2017, or as soon thereafter as practicable.

[Signature Page Follows]

Very truly yours,

GOLDMAN, SACHS & CO.
J.P. MORGAN SECURITIES LLC

As Representatives of the several Underwriters

By:	GOLDMAN, SACHS & CO.

By:	/s/ Sam Britton
Name:	Sam Britton
Title:	Managing Director

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Greg Chamberlain
Name:	Greg Chamberlain
Title:	Managing Director

cc:	William E. Losch, Okta, Inc.
Jonathan Runyan, Okta, Inc.
Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.
Shauna Bracher, Wilson Sonsini Goodrich & Rosati, P.C.
Richard A. Kline, Goodwin Procter LLP
Sarah Axtell, Goodwin Procter LLP

[Signature page to Underwriter Acceleration Request]